UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

TIG Midco Limited

(Issuer)

(Name of Applicant)

47 Esplanade
St. Helier, Jersey JE1 0BD

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount

12% Fixed Rate Subordinated Payment-in-Kind Notes due 2025	£150,000,000

Approximate date of proposed public offering:
Upon the effectiveness of the Issuer’s planned scheme of arrangement, presently anticipated to be on or about April 2, 2015

Name and address of agent for service:

Corporation Service Company

1180 Avenue of the Americas

Suite 2101

New York, NY 10036-8401

With a copy to:

Scott Egan TIG Midco Limited 47 Esplanade St. Helier, Jersey JE1 0BD +44-15-3488-8900	R. Christian Beatty, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London, United Kingdom EC4A 1AN +44-20-7959-8900

TIG Midco Limited (the “Issuer”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Issuer.

General

1.	General Information

(a) Form of organization: The Issuer is a private limited company.

(b) State or other sovereign power under the laws of which organized: The Issuer is organized under the laws of the Bailiwick of Jersey.

2.	Securities Act Exemption Available

The Section 3(a)(10) Exemption

Registration of the 12% Fixed Rate Subordinated Payment-in-Kind Notes due 2025 (the “PIK Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

If issued, the PIK Notes will be issued in connection with the reorganisation (the “Reorganisation”) of the corporate group of Towergate Finance plc (“TG Finance” and, together with its subsidiaries and affiliates including the Issuer following the Reorganisation, the “Group”) under creditor schemes of arrangement (each, a “Scheme of Arrangement”) pursuant to Part 26 of the Companies Act 2006 (United Kingdom), as amended (the “Companies Act”). In accordance with the Companies Act, each Scheme of Arrangement requires (i) approval of the relevant scheme by a majority in number and three-fourths in value of the relevant class of creditors entitled to vote in one or more meetings of the relevant classes of creditors; (ii) sanctioning of the scheme that has been approved by the requisite majority of the relevant classes of creditors by the High Court of Justice in England and Wales (the “Court”) following a hearing (the “Sanctioning Hearing”); and (iii) filing of the relevant court order for registration. The Reorganisation will not take effect unless, among other things, the Court sanctions the Schemes of Arrangement. If so approved, the issuance of the PIK Notes in the Reorganisation will be exempt from the registration requirements of Section 5 of the Securities Act under Section 3(a)(10).

Background to the Reorganization

The Group is an insurance intermediary group distributing general insurance products in the United Kingdom. At present, Advent Tower (Luxembourg) SARL owns directly or indirectly 68.42% of the voting share capital of the Group’s ultimate parent company, Towergate Partnershipco Limited. The remainder of the voting share capital of Towergate Partnershipco Limited is held by a combination of existing and former management. TG Finance is a 100% indirect subsidiary of Towergate Partnershipco Limited.

TG Finance is currently the parent company of Towergate Insurance Limited (“TG Insurance”), which is an operating company of the Group. TG Finance has senior secured liabilities in the form of £233,980,000 8.5% fixed rate senior secured notes due 2018, £396,000,000 floating rate senior secured notes due 2018 and a £85,000,000 revolving credit facility (together the “Existing Senior Secured Debt”), as well as senior unsecured notes in the form of £304,593,000 10.5% senior unsecured notes due 2019 (the “Existing Unsecured Notes”).

The Group’s trading performance since mid-2014, coupled with the significant risk that it may have material liabilities under certain ongoing regulatory investigations into historic business practices, has resulted in the Group facing financial difficulties particularly in the context of its debt service obligations. As a result, TG Finance has, since November 2014, been in dialogue with its creditors and other stakeholders with a view to restructuring its capital structure and financial obligations. As a result of these restructuring discussions, TG Finance has commenced the implementation of the Reorganization through the Schemes of Arrangement.

Under the terms of the Reorganisation and as described in the scheme documents (the “Scheme Document”) relating to the Schemes of Arrangement of the creditors for the Existing Senior Secured Debt (the “Secured Creditors”) included as Exhibit T3E herein, the Reorganisation will take the form of either the Composite Restructuring (as defined in the Scheme Document), which also involves the creditors of the Existing Unsecured Notes (the “Unsecured Creditors”) or the Senior Secured Restructuring (as defined in the Scheme Document). Under this “dual-track” structure, if certain milestones are met, the Composite Restructuring (as described below) will be consummated and the PIK Notes will not be issued. If these milestones are not met, the Senior Secured Restructuring (as described below) will be consummated and the PIK Notes will be issued. The Issuer has also filed an Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3 in respect of the debt securities to be issued in the Composite Restructuring. The Issuer will withdraw the Application for Qualification of Indentures under the Trust Indenture Act of 1939 on Form T-3 related to the securities that will not ultimately be issued in the Reorganisation.

The Issuer was formed in order to implement either the Composite Restructuring or the Senior Secured Restructuring. The Issuer is a wholly-owned direct subsidiary of TIG Topco Limited (“TopCo”), a private company incorporated in the Bailiwick of Jersey. The Issuer is the direct parent company of TIG Finco Limited (“FinCo”). Following the necessary votes of the relevant classes of creditors of the Group and the sanctioning of the Schemes of Arrangement by the Court, TG Finance will enter into administration and (acting by its administrators) will procure the transfer of the share capital of TG Insurance to FinCo.

(a) The Composite Restructuring

Under the terms of the Schemes of Arrangement, if the Schemes of Arrangements are approved by the relevant classes of creditors and sanctioned by the Court and the conditions precedent to the Composite Restructuring described in the Scheme Document are satisfied or waived then, pursuant to the Composite Restructuring:

(1)	each Secured Creditor will receive its pro rata share of: (i) payment of an aggregate cash amount of £250,000,000, (ii) the £425,000,000 8.75% senior secured notes due 2020 issued by FinCo, (iii) shares representing an aggregate 16.67% of the post restructuring share capital of TopCo and (iv) payment of an aggregate cash amount equal to any accrued interest in excess of £20,020,000 as at the date of completion of the Composite Restructuring;

(2)	each Secured Creditor will also have the right to subscribe for its pro rata share of (i) the £75,000,000 floating rate super senior secured notes due 2020 issued by FinCo and (ii) shares representing an aggregate of approximately 2.69% of the post-restructuring share capital of TopCo, in each case to be issued in reliance on Regulation D and Regulation S under the Securities Act; and

(3)	each Unsecured Creditor will have the right to subscribe directly and indirectly for its pro rata share of shares in TopCo representing 80.65% of the post-restructuring share capital of TopCo.

(b) The Senior Secured Restructuring

Under the terms of the Schemes of Arrangement, if the Schemes of Arrangement are approved by the requisite majority of the Secured Creditors and sanctioned by the Court, and the conditions for the Composite Restructuring are not satisfied or waived, the Senior Secured Restructuring will be implemented instead of the Composite Restructuring. Pursuant to the Senior Secured Restructuring:

(1)	each Secured Creditor will receive its pro rata share of: (i) the £375,000,000 8.5% senior secured notes due 2020 issued by FinCo (the “New Senior Notes”), (ii) the PIK Notes and (iii) 100% of the post restructuring share capital of TopCo; and

(2)	each Secured Creditor will also have the right to subscribe for its pro rata share of the £75,000,000 floating rate super senior secured notes due 2020 issued by FinCo to be issued in reliance on Regulation D and Regulation S under the Securities Act.

Under both the Composite Restructuring and the Senior Secured Restructuring, TG Insurance will become a direct subsidiary of FinCo and all its current subsidiaries will become indirect subsidiaries of FinCo.

2

The issuance of the PIK Notes as part of this Reorganization will satisfy the required elements of the Section 3(a)(10) exemption, which are:

(i)	The securities must be issued in exchange for securities, claims, or property interests.

As described above and within the Scheme Document, if the Senior Secured Restructuring is consummated, the PIK Notes (along with other consideration) will be issued in exchange for the Existing Senior Secured Debt.

(ii)	A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

The Commission’s Division of Corporation Finance: Staff Legal Bulletin No. 3A sets forth the view of the Commission that the term “court” in Section 3(a)(10) includes a foreign court. In addition, the Staff of the Commission has recognized the Court acting under the Companies Act as a court qualified to approve the fairness of an exchange pursuant to Section 3(a)(10). See, e.g., Xyratex Group Limited No-Action Letter (available May 29, 2002); Global Telesystems No-Action Letter (available June 14, 2001).

Measures will be taken to provide relevant information and timely notice to the Secured Creditors (as defined in the Scheme Document), including circulation of the Scheme Document. In advance of the Sanctioning Hearing, the parties will vote on whether to approve the Schemes of Arrangement. After approval of the Schemes of Arrangement by the required majorities of Secured Creditors, the Court will hold the Sanctioning Hearing to approve the Schemes of Arrangement.

(iii)	The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Court will determine the fairness of the terms and conditions of the Reorganisation and be advised in advance of the Sanctioning Hearing that its ruling will be the basis for claiming an exemption from registration under Section 3(a)(10).

(iv)	The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

Pursuant to Part 26 of the Companies Act, the Court is required to hold a Sanctioning Hearing in order to approve the fairness of the terms and conditions of the Schemes of Arrangement under the Reorganisation.

(v)	A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Court is expressly authorized to hold the Sanctioning Hearing by Part 26 of the Companies Act.

(vi)	The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All Secured Creditors will be entitled to appear at the Sanctioning Hearing and dissenting Secured Creditors will have an opportunity to voice their objections.

(vii)	Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Pertinent information, as provided in the Scheme Document, will be provided to relevant Secured Creditors in such a manner as to ensure that such parties receive timely and effective notice.

(viii)	There cannot be any improper impediments to the appearance at the hearing by those persons.

There will be no impediments to the appearance of any Secured Creditors at the Sanctioning Hearing.

3

Affiliations

3.	Affiliates

In addition to the Issuer, FinCo and TopCo, a diagram of subsidiary undertakings and associate companies of the Group, prior to the Reorganisation, is included as Exhibit T3H herein. All entities are wholly owned by their respective parent unless otherwise indicated on the chart.

In addition to the ownership structure disclosed in Exhibit T3H, prior to the Reorganisation, Advent Tower (Luxembourg) SARL holds 68.42% of the voting rights in the holding structure and Mr. Peter Cullum holds 19.11% of the voting rights.

Following the consummation of the Reorganisation, under both the Composite Restructuring and the Senior Secured Restructuring, TG Insurance will become a direct subsidiary of FinCo and all its current subsidiaries will become indirect subsidiaries of FinCo and the Issuer.

TopCo is a direct parent of the Issuer. Following the consummation of the Reorganisation, FinCo will become a direct subsidiary of the Issuer. The list of all subsidiary undertakings and associate companies of the Issuer will thus also include FinCo and TopCo. A diagram showing the holding company structure of the Group after the Senior Secured Restructuring is included below.

Certain directors and executive officers of the Issuer may also be deemed to be “affiliates” of the Issuer by virtue of their positions with the Issuer. See Item 4, “Directors and Executive Officers.”

FOLLOWING THE REORGANIZATION

4

Management and Control

4.	Directors and Executive Officers

The Issuer

The following table lists the names of all directors and executive officers of the Issuer as of March 2, 2015. The mailing address for each executive officer and director listed below is 71-77 Leadenhall Street, London EC3A 3DE, United Kingdom.

Name	Position
Scott Egan	Director
Alastair Lyons	Director

5.	Principal Owners of Voting Securities

As of March 2, 2015, the Issuer furnishes the following information about each person owning 10% or more of its voting securities:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	% of Voting Securities Owned
TIG Topco Limited 47 Esplanade St Helier, Jersey JE1 0BD	Ordinary Shares	100%	100%
5

Underwriters

6.	Underwriters

(a) The Issuer has not sold any securities through an underwriter in the preceding three years.

(b) There are no underwriters for the PIK Notes proposed to be offered.

Capital Securities

7.	Capitalization

(a) The authorized and outstanding capital stock and debt securities of the Issuer as of the date hereof and to be outstanding as of the issue date of the PIK Notes will be as follows:

(i)	Equity Securities:

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares of £0.01 in the Issuer	1,000,000 Shares	1,000,000 Shares

(ii)	Debt Securities:

Following consummation of the Senior Secured Restructuring, the debt securities listed below will be issued.

Title of Class	Amount Authorized	Amount Outstanding
PIK Notes, issued by the Issuer	£150 million	£150 million
New Senior Notes, guaranteed by the Issuer	£375 million	£375 million

As of the date hereof, the Issuer had no indebtedness outstanding.

(b) Holders of the Issuer’s Ordinary Shares are entitled to one vote per share.

6

Indenture Securities

8.	Analysis of Indenture Provisions

The PIK Notes will be subject to an Indenture between the Issuer and the Bank of New York Mellon relating to the £150,000,000 12% Senior Secured Fixed Rate Subordinated Payment-In-Kind Notes due 2025 (the “Indenture”) filed as Exhibit T3C hereto. The following is a general description of certain provisions of the Indenture, qualified in its entirety by reference to Exhibit T3C. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture.

(A) Events of Default

(a) An “Event of Default” means any of the following events:

(i)	a default for 30 days in the payment when due of any interest or any Additional Amounts on any PIK Note;

(ii)	default in the payment of the principal of or premium, if any, on any PIK Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(iii)	failure to comply with any covenant or agreement of the Issuer that is contained in the Indenture (other than specified in clause (i) or (ii) above), and such failure continues for a period of 30 days or more after the written notice specified in paragraph (b) below;

(iv)	the entry by a court of competent jurisdiction of (A) a decree or order for relief in respect of the Issuer in an involuntary case or proceeding under any applicable Bankruptcy Law or (B) a decree or order adjudging the Issuer bankrupt or insolvent, or seeking reorganisation, arrangement, adjustment or composition of or in respect of the Issuer under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official, including the Viscount of the Royal Court of Jersey) of the Issuer or of any substantial part of its properties or ordering the winding up or liquidation of its affairs, and any such decree, order or appointment pursuant to any Bankruptcy Law for relief shall continue to be in effect, or any such other decree, appointment or order shall be unstayed and in effect, for a period of 100 consecutive days; or

(v)	(A) the Issuer (x) commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent or (y) consents to the filing of a petition, application, answer or consent seeking reorganisation or relief under any applicable Bankruptcy Law, (B) the Issuer consents to the entry of a decree or an order for relief in respect of the Issuer in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or (C) the Issuer (x) consents to the appointment of, or taking possession by, a custodian, receiver, liquidator, administrator, supervisor, assignee, trustee, sequestrator or similar official (including the Jersey Viscount) of the Issuer or of any substantial part of its properties, (y) makes an assignment for the benefit of creditors or (z) admits in writing its inability to pay its debts generally as they become due.

(b) If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each Holder notice of the Default or Event of Default within 15 Business Days after it is known by registered or certified mail or facsimile transmission, if it has received an Officer’s Certificate as to such Default or Event of Default, the Officer’s Certificate specifying such event, notice or other action, its status and what action the Issuer is taking or proposes to take with respect thereto. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, Additional Amounts or interest on any PIK Notes, the Trustee may withhold the notice to the Holders of such PIK Notes if a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders. The Trustee shall not be deemed to have knowledge of a Default unless a Trust Officer has actual knowledge of such Default or written notice of such Default has been received by the Trustee. The Issuer shall also notify the Trustee within 15 Business Days of the occurrence of any Default or Event of Default stating what action, if any, it is taking with respect to that Default or Event of Default.

7

(B) Authentication and Delivery of the Indenture Securities and Application of Proceeds

Authentication and Delivery of the Indenture Securities

The PIK Notes will be evidenced solely on the books and records of the Registrar for the PIK Notes. Physical notes representing the PIK Notes will not be issued.

Application of Proceeds

The Indenture does not regulate the application of the proceeds of the issuance of the PIK Notes. The PIK Notes will be issued in connection with the Reorganisation and there will be no cash proceed to the Issuer in connection with such issuance.

(C) Release or Release and Substitution of Property Subject to Lien

N/A

(D) Satisfaction and Discharge of Indenture

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights under Section 2.05 (Transfer) of the Indenture as to all PIK Notes issued thereunder when:

(a) the Issuer has irrevocably deposited or caused to be deposited with the Trustee (or such other party as directed by the Trustee) as funds in trust for such purpose an amount in Sterling or U.K. Government Securities sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment of any interest thereon, to pay and discharge the entire debt on such PIK Notes not theretofore delivered to the Trustee for cancellation, for principal, premium, if any, and accrued and unpaid interest and Additional Amounts, if any, to the date of such deposit (in the case of PIK Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and the Issuer shall have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of PIK Notes at Maturity or on the Redemption Date, as the case may be, and all PIK Notes (i) have become due and payable by reason of the mailing of a notice of redemption or otherwise or (ii) will become due and payable at Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the Issuer’s name, and at the Issuer’s expense;

(b) the Issuer has paid or caused to be paid all sums payable by the Issuer under the Indenture; and

(c) the Issuer has delivered an Officer’s Certificate and an Opinion of Counsel to the Trustee each stating that: (x) all conditions precedent to satisfaction and discharge have been satisfied and (y) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Issuer is a party or by which the Issuer is bound.

(E) Evidence of Obligor Compliance with the Conditions and Covenants in the Indenture

(a) The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate that complies with Section 314(a)(4) of the Trust Indenture Act stating that in the course of the performance by the signer of its duties as an officer of the Issuer he would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period and if any specifying such Default, its status and what action the Issuer is taking or proposed to take with respect thereto. For these purposes, such compliance shall be determined without regard to any period of grace or requirement of notice under the Indenture.

(b) If the Issuer shall become aware that (i) any Default or Event of Default has occurred and is continuing or (ii) any Holder seeks to exercise any remedy hereunder with respect to a claimed Default under the Indenture or the PIK Notes, the Issuer shall immediately deliver to the Trustee an Officer’s Certificate specifying such event, notice or other action (including any action the Issuer is taking or proposes to take in respect thereof).

8

9.	Other Obligors

Other than the Issuer, no other person is an obligor with respect to the PIK Notes.

Contents of Application for Qualification

This application for qualification comprises:

(a)	Pages numbered 1 to 10, consecutively.

(b)	The statement of eligibility and qualification of the trustee on Form T-1 (included as Exhibit T3G hereto).

(c)	The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description
Exhibit T3A.1	The Certificate of Incorporation of TIG Midco Limited

Exhibit T3A.2	The Memorandum of Association of TIG Midco Limited as in effect on the date hereof

Exhibit T3B	The Articles of Association of TIG Midco Limited

Exhibit T3C	Form of Indenture between TIG Midco Limited and the Bank of New York Mellon for the 12% Fixed Rate Subordinated Payment-in-Kind Notes due 2025

Exhibit T3D	Findings of the Court*

Exhibit T3E	The Scheme Document*

Exhibit T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1

Exhibit T3H	Pre-Reorganisation diagram of subsidiary undertakings and associate companies of the Issuer

*	To be filed by amendment
9

Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, TIG Midco Limited, a private limited company organized and existing under the laws of the Bailiwick of Jersey, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of London, United Kingdom, on the 5 day of March, 2015.

TIG Midco Limited

Attest:	/s/ Cathy Ward	By:	/s/ Scott Egan
	Name: Cathy Ward		Name: Scott Egan
	Title: PA		Title: Director
10

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A.1	The Certificate of Incorporation of TIG Midco Limited

Exhibit T3A.2	The Memorandum of Association of TIG Midco Limited as in effect on the date hereof

Exhibit T3B	The Articles of Association of TIG Midco Limited

Exhibit T3C	Form of Indenture between TIG Midco Limited and the Bank of New York Mellon for the 12% Fixed Rate Subordinated Payment-in-Kind Notes due 2025

Exhibit T3D	Findings of the Court*

Exhibit T3E	The Scheme Document*

Exhibit T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1

Exhibit T3H	Pre-Reorganisation diagram of subsidiary undertakings and associate companies of the Issuer

*	To be filed by amendment
11